Room 4561

July 19, 2006

Mr. N. Robert Hammer
Chairman of the Board, President and Chief Executive Officer
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey 07757

Re: **CommVault Systems, Inc.**
        Amendment No. 2 to Registration Statement on Form S-1 filed June 30, 2006
        File No. 333-132550

Dear Mr. Hammer:

        We have reviewed your amended filing and response letter dated May 3, 2006 and have
the following comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   Please note comment 2 of our letter dated April 13, 2006. We note a number of blank
        spaces throughout your registration statement for information that you are not entitled to
        omit under Rule 430A of the Securities Act. In particular, we note that option
        information in the tables presented on pages 72 and 73 that otherwise does not require
        pricing information to complete is missing. In light of the recent end of your fiscal year,
        it appears that such information should be readily ascertained and presented.

2.   We note that you have not yet provided price ranges for this offering. We will continue
        to process your amendments without price ranges. However, since the price range
        triggers a number of disclosure matters, please note that we will need sufficient time to
        process the amendment when it is included. Please understand that its effect on
        disclosure throughout the document may cause us to raise issues on areas not previously
        commented upon.

Risk Factors

3.   We note your disclosure on page 70 of expenses paid to Mr. Hammer for his travel and
        living accommodations in light of his residence in Florida. It appears that Mr. Hammer's

residence in Florida and his availability in your offices and for your business raise a risk that warrant discussion in this section. Please quantify the amount of time that Mr. Hammer is generally expected to spend physically in your offices in New Jersey, if not otherwise traveling for business, and whether the maintenance of his residency in Florida requires him to spend a threshold amount of time there. Please also address the basis for relying on a nonresident chief executive officer as opposed to a resident chief executive officer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 40

4.   We note your disclosure on page 41 and your discussion of the material weakness related to your revenue recognition procedures for certain multiple-element arrangements. It appears that you were previously recognizing software revenue under the residual method before persuasive evidence of an arrangement existed for the professional services element (the undelivered element) in such arrangements. What impact did this weakness have on your revenues recognized in fiscal 2005 and 2004? Also, explain why a statement of work is only required for professional services performed in conjunction with multiple-element arrangements. What do you use as persuasive evidence of an arrangement for professional services that are performed on a stand-alone basis?

Stock-based Compensation, page 41

5.   We note that you refer to an unrelated valuation specialist to determine the fair value of your common stock retroactively. When you refer to an independent valuation or appraisal, disclose the name of expert and include the expert's consent with the filing. Refer to Rule 436(b) under the Securities Act. Alternatively, you may remove this reference. Please revise Note 9 and elsewhere throughout the document accordingly.

6.   We note your response to comment 11 of our letter dated May 26, 2006 and the valuation information included in your supplemental materials binder and your revised disclosure in management's discussion and analysis. With respect to such information please explain the following and revise your disclosure to include a discussion of each:

▪   Explain the probability weighting of 80 percent to the income approach and 20 percent to the market approach used in the third-party valuation analyses under the "remains private" scenario and the reasons for such weighting.

▪   Explain your use of a 25 percent discount in your income approach analysis under the "remains private" scenario at January 2005 and your use of a 20 percent discount for the remainder of your valuation dates and the reasons for each. Provide a similar analysis for the discounts used in your fair value approach under the "public company" scenario.

- Provide a discussion of the specific factors considered in selecting the comparable companies used in the market approach.

- We note your response to comment 15 of our letter dated May 26, 2006 where you indicate certain factors considered in determining the 35 percent marketability discount in your "remains private" analysis. Please explain and disclose how you applied these factors in determining that a discount of 35 percent was appropriate.

- Explain why the probability weighting for the public company scenario increased by only 500 basis points from 60 percent at November 3, 2005 to 65 percent at January 10, 2006 when you had actually initiated the offering process.

7.   We further note that your expanded discussion of the reassessed fair value of your common stock for each grant date does not include a discussion of the factors that contributed to the difference between the fair value as of <u>the date of each grant and the estimated offering price</u>. Your discussion should clarify the reasons for any difference between the fair value at each option grant date and the estimated offering price range. See paragraph 182 of the AICPA Practice Aid for Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Please revise accordingly.

<u>Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Net Income (Loss) Attributable to Common Stockholders per Share, page F-11</u>

8.   We note your response to comment 26 of our letter dated May 26, 2006 and your revised disclosures on page F-12 where you include the dilutive effect of stock options and common stock warrants in your calculations of earnings per share for the year ended March 31, 2006. Please provide your calculations to support the stock options for 4,384,000 shares of common stock and warrants for 430,000 shares of common stock included in your determination of diluted earnings per share.

<u>Note 7. Cumulative Redeemable Convertible Preferred Stock: Series A through E, page F-18</u>

9.   We note your response to comment 57 of our letter dated April 13, 2006 where you indicated that since the shares of Series A, B, C, D and E preferred stock were issued when the underlying common stock was worthless, you determined that any value ascribed to the beneficial conversion feature was de minimus.

- Tell us the fair value of the common stock at the issuance date for each of the Series A, B, C, D and E preferred stock and tell us how you determined such value. We note from your response to comment 29 of our letter dated May 26, 2006 that based on a contemporaneous valuation performed by an unrelated third-party valuation specialist, you determined the fair value of your common stock in April 2000 and November 2000 to be $2.50 and $4.00, respectively. Explain how the fair values as determined on the dates you issued the Series A through E preferred stock compare to the fair values as determined by the valuation specialist and discuss the significant factors that contributed to the difference between such values.

- Tell us how you determined the amount of the beneficial conversion feature at each date. In this regard, we note that upon conversion, the stockholder will receive cash proceeds equal to their initial investment in the preferred stock <u>in addition</u> to four shares of common stock for each share of preferred stock. Tell us how you considered this information in your calculations of the beneficial conversion feature. We refer you to Issue 15 of EITF 00-27, by analogy.

Considering that the conversion of the preferred stock is contingent upon stockholder approval, tell us how you determined when the beneficial conversion feature should be recognized. We refer you to Issue 2 of EITF 00-27.

<u>Item 15. Recent Sales of Unregistered Securities.</u>

10.   We note your disclosure regarding the issuance of shares to certain holders of preferred stock triggered by their preemptive rights with respect to the issuance of shares to Dell Ventures upon Dell Ventures' cashless exercise of a warrant. We further note your statement that the holders paid no consideration for the shares. Revise to explain the mechanics of the cashless exercise feature and describe in quantitative terms how that arrangement for the exercise of the warrants was applied in this circumstance. Please explain the basis upon which you state that cashless exercise of Dell Ventures' warrant involved "no consideration."

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kari Jin at (202) 551-3481 or Kathy Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any other questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: <u>Via Facsimile</u>
        Philip J. Niehoff, Esq.
        John R. Sagan, Esq.
        Mayer, Brown, Rowe & Maw LLP
        71 South Wacker Drive
        Chicago, Illinois 60606
        Telephone: (312) 782-0600
        Facsimile: (312) 701-7711